January 26, 2023

Delivered by the EDGAR System

Office of Trade Services

Division of Corporation Finance

US. Securities and Exchange Commission

Washington, DC 20549

Attn: Brian Federoff

Re: CLStv Corp.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A

Filed January 6, 2023

File No. 024-11522

Ladies and Gentlemen:

The above referenced issuer respectfully requests a withdrawal of the referenced post qualification amendment.

Very truly yours,

Jackson L. Morris

cc: Kenneth D. Bland, Chief Executive Officer

CLStv Corp.

By email to kennethdbland@gmail.com